SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OASIS PETROLEUM INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

674215108
(CUSIP Number)

SPO Advisory Corp.
591 Redwood Highway, Suite 3215
Mill Valley, California  94941
(415) 383-6600

with a copy to:

Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California  90067-1725
(310) 712-6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 4, 2015
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Partners II, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 19,066,100 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 19,066,100 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,066,100
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 19,066,100 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 19,066,100 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,066,100
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON San Francisco Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,308,400 (1)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,308,400 (1)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,400
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14. TYPE OF REPORTING PERSON PN

(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SF Advisory Partners, L.P.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,308,400 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 1,308,400 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,400
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14. TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON SPO Advisory Corp.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 20,374,500 (1) (2)
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER 20,374,500 (1) (2)
10. SHARED DISPOSITIVE POWER -0-
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,374,500
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14. TYPE OF REPORTING PERSON CO

(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 19,066,100 Shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,308,400 Shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON John H. Scully
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 896,600 (1)
8. SHARED VOTING POWER 20,374,500 (2)
9. SOLE DISPOSITIVE POWER 896,600 (1)
10. SHARED DISPOSITIVE POWER 20,374,500 (2)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,271,100
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8%
14. TYPE OF REPORTING PERSON IN

(1)
Of these Shares, 198,600 Shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Phoebe Snow Foundation, Inc.; and 698,000 Shares may be deemed beneficially owned by Mr. Scully in his capacity as controlling person, director and executive officer of the Scully Memorial Foundation.

(2)	These Shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Edward H. McDermott
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF and Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 13,000
8. SHARED VOTING POWER 20,374,500 (1)
9. SOLE DISPOSITIVE POWER 13,000
10. SHARED DISPOSITIVE POWER 20,374,500 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,387,500
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14. TYPE OF REPORTING PERSON IN

(1)	These Shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Eli J. Weinberg
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS Not Applicable
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 20,374,500 (1)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 20,374,500 (1)
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,374,500
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.2%
14. TYPE OF REPORTING PERSON IN

(1)	These Shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Ian R. McGuire
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS PF
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 1,842
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 1,842
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,842
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **0.1%
14. TYPE OF REPORTING PERSON IN

**	Denotes less than.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Phoebe Snow Foundation, Inc.
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 198,600 (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 198,600 (1)
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,600
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14. TYPE OF REPORTING PERSON CO

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

CUSIP No. 674215108

1. NAME OF REPORTING PERSON Scully Memorial Foundation
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3. SEC Use Only
4. SOURCE OF FUNDS WC
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6. CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER 698,000 (1)
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 698,000 (1)
10. SHARED DISPOSITIVE POWER 0
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 698,000
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14. TYPE OF REPORTING PERSON CO

(1)	Power is exercised through its controlling person, director and executive officer, John H. Scully.

This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on December 29, 2014 and as amended on January 7, 2015 and January 9, 2015. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

Name	Source of Funds	Amount of Funds
SPO	Contributions from Partners	$262,640,473
SPO Advisory Partners	Not Applicable	Not Applicable
SFP	Contributions from Partners	$17,913,347
SF Advisory Partners	Not Applicable	Not Applicable
SPO Advisory Corp.	Not Applicable	Not Applicable
JHS	Not Applicable	Not Applicable
EHM	Not Applicable and Personal Funds (1)	$396,470
EJW	Not Applicable	Not Applicable
IRM	Personal Funds (1)	$59,902
PS Foundation	Contributions from Shareholders	$2,682,496
SM Foundation	Contributions from Shareholders	$19,911,920
_______________

(1)
As used herein, the term “Personal Funds” includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting Shares.

ITEM 4.     INTEREST IN SECURITIES OF THE ISSUER.

Item 4 is hereby amended and supplemented as follows:

On March 4, 2015, SPO Advisory Corp. entered into a letter agreement (the “Letter Agreement”) with the Issuer pursuant to which the Issuer approved for purposes of Section 203 of the Delaware General Corporation Law (“Section 203”) the purchase of Shares by affiliates and associates of SPO Advisory Corp. in an underwritten public offering by the Issuer commencing on March 4, 2015.  In consideration of such approval, SPO Advisory Corp., on behalf of its associates and affiliates, agreed that (i) it would not become the owner of more than 20% of the outstanding voting stock of the Issuer (other than as a result of actions taken solely by the Issuer such as share repurchases by the Issuer) without the prior approval of the board of directors of the Issuer and (ii) it would not engage in (A) any Business Combination (as defined in Section 203(c)(3)(i) and 203(c)(3)(ii) (provided that for purposes of Section 203(c)(3)(ii), 10% shall be replaced with 20%)) without the approval of 66⅔% of the outstanding voting stock of the Issuer which is not owned by SPO Advisory Corp. or its affiliates or associates or (B) any Business Combination (as defined in Section 203(c)(3)(iii)-(v)) without the prior approval of the board of directors of the Issuer.  The Issuer and SPO Advisory Corp. also acknowledged that they have engaged in preliminary discussions regarding the negotiation of a registration rights agreement between the Issuer and SPO

Advisory Corp. containing customary terms and conditions.  The foregoing description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement incorporated as Exhibit C hereto.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Percentage interest calculations for each Reporting Person are based upon the Issuer having 134,451,226 total outstanding Shares, which reflects 102,451,226 Shares outstanding as of February 27, 2015, as reported on the Issuer’s Preliminary Prospectus Supplement filed with the Securities and Exchange Commission on March 4, 2015 and 32,000,000 Shares being offered in the Issuer’s public offering (excluding the underwriters’ option to purchase additional Shares) as described in the Issuer’s press release, dated March 4, 2015.

SPO

The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 19,066,100 Shares, which constitutes approximately 14.2% of the outstanding Shares.

SPO Advisory Partners

Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 19,066,100 Shares, which constitutes approximately 14.2% of the outstanding Shares.

SFP

The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,308,400 Shares, which constitutes approximately 1.0% of the outstanding Shares.

SF Advisory Partners

Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,308,400 Shares, which constitutes approximately 1.0% of the outstanding Shares.

SPO Advisory Corp.

Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,374,500 Shares in the aggregate, which constitutes approximately 15.2% of the outstanding Shares.

JHS

Individually, and because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 21,271,100 Shares in the aggregate, which constitutes approximately 15.8% of the outstanding Shares.

EHM

Individually, and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,387,500 Shares in the aggregate, which constitutes approximately 15.2% of the outstanding Shares.

EJW

Individually, and because of his position as a control person of SPO Advisory Corp., EJW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 20,374,500 Shares in the aggregate, which constitutes approximately 15.2% of the outstanding Shares.

IRM

The aggregate number of Shares that IRM owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,842 Shares, which constitutes less than 0.1% of the outstanding Shares.

PS Foundation

The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 198,600 Shares, which constitutes approximately 0.2% of the outstanding Shares.

SM Foundation

The aggregate number of Shares that SM Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 698,000 Shares, which constitutes approximately 0.5% of the outstanding Shares.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

(b)  SPO

Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,066,100 Shares.

SPO Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 19,066,100 Shares.

SFP

Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,308,400 Shares.

SF Advisory Partners

Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,308,400 Shares.

SPO Advisory Corp.

Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 20,374,500 Shares in the aggregate.

JHS

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM and EJW to vote or to direct the vote and to dispose or to direct the disposition of 20,374,500 Shares held by SPO and SFP in the aggregate. In addition, in his capacity as executive officer, director and controlling person of PS Foundation and in his capacity as executive officer, director and controlling person of SM Foundation, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 198,600 Shares held by PS Foundation and 698,000 Shares held by SM Foundation.

EHM

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS and EJW to vote or to direct the vote and to dispose or to direct the disposition of 20,374,500 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,000 Shares.

EJW

As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EJW may be deemed to have shared power with JHS and EHM to vote or to direct the vote and to dispose or to direct the disposition of 20,374,500 Shares held by SPO and SFP in the aggregate.

IRM

IRM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,842 Shares.

PS Foundation

Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 198,600 Shares.

SM Foundation

Acting through its controlling person, SM Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 698,000 Shares.

(c)  Since the most recent filing on Schedule 13D, the Reporting Persons acquired Shares through open market purchases as set forth on Schedule I attached hereto.

On March 4, 2015, SPO, SFP and PS Foundation agreed to purchase 7,325,300, 576,800 and 97,900 Shares, respectively, in a public offering by the Issuer at a purchase price of $12.80 per Share. The transaction is expected to close on March 9, 2015.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the most recent filing on Schedule 13D.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Agreement pursuant to Rule 13d-1 (k)

Exhibit B:	Power of Attorney (previously filed)

Exhibit C:	Letter Agreement, dated March 4, 2015

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2015
By:    /s/ Kim M. Silva
Kim M. Silva

Attorney-in-Fact for:

SPO PARTNERS II, L.P. (1)
SPO ADVISORY PARTNERS, L.P. (1)
SAN FRANCISCO PARTNERS, L.P. (1)
SF ADVISORY PARTNERS, L.P. (1)
SPO ADVISORY CORP. (1)
JOHN H. SCULLY (1)
EDWARD H. MCDERMOTT (1)
ELI J. WEINBERG (1)
IAN R. MCGUIRE (1)
PHOEBE SNOW FOUNDATION, INC. (1)
SCULLY MEMORIAL FOUNDATION (1)

(1) A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

SCHEDULE I TO SCHEDULE 13D

Reporting Person	Date of Transaction	Type	Class of Security CS = Common Stock	Number of Shares	Weighted Average (1) Price Per Share $	Where/How Transaction Effected
SPO Partners II, L.P.	1/23/15	Buy	CS	934,600	13.24(2)	Open Market/Broker
San Francisco Partners, L.P.	1/23/15	Buy	CS	54,800	13.24(2)	Open Market/Broker
Phoebe Snow Foundation, Inc.	1/23/15	Buy	CS	10,600	13.24(2)	Open Market/Broker
(1)           The prices listed below represent the average prices at which the amount of Shares listed in each row were purchased (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).
(2)           The range of prices for these purchases was $12.97-$13.46.

EXHIBIT INDEX

Exhibit	Document Description
A	Agreement Pursuant to Rule 13d-1 (k)
B	Power of Attorney (previously filed)
C	Letter Agreement, dated March 4, 2015